Exhibit 99.1

Guardforce AI Announces Pricing of $10.0 Million Registered Direct Offering

NEW YORK, NY / ACCESSWIRE / April 6, 2022 / Guardforce AI Co., Limited ("Guardforce AI" or the "Company") (NASDAQ:GFAI) (NASDAQ:GFAIW), an integrated security solutions provider, today announced that it entered into a securities purchase agreement with certain institutional investors to purchase approximately $10.0 million worth of its ordinary shares in a registered direct offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell approximately 8.7 million shares of its ordinary shares at a price of $1.15 per share.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $10.0 million, before deducting the placement agent's fees and other estimated offering expenses. The offering is expected to close on or about April 8, 2022, subject to the satisfaction of customary closing conditions.

EF Hutton, division of Benchmark Investments, LLC, is acting as exclusive placement agent for the offering.

The proposed offering of the ordinary shares described above is being offered by the Company pursuant to a "shelf" registration statement on Form F-3 (File No. 333-261881) filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on January 5, 2022, and the accompanying prospectus contained therein.

The offering is being made only by means of a prospectus supplement and accompanying prospectus. A prospectus supplement describing the terms of the public offering will be filed with the SEC and will form a part of the effective registration statement.

Copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting EF Hutton, division of Benchmark Investments, LLC, Attention: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, by email at syndicate@efhuttongroup.com, or by telephone at (212) 404-7002.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward-Looking Statements

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations
Patrick Yu
Email: patrick.yu@fleishman.com
Phone: (+852) 2586-7877

Investor Relations
Shannon Devine
Email: GFAI@mzgroup.us
Phone: +1 203-741-8811

Guardforce AI Corporate Communications
Hu Yu
Email: yu.hu@guardforceai.com